Exhibit 99.1

Edwards Group Limited Announces Second Quarter 2012 Results

•                  Second quarter 2012 revenue of £161.9 million and net income of £11.6 million, or 10.79 pence per fully diluted share

•                  Adjusted net income(1) of £17.3 million, or 16.09 pence per fully diluted share

•                  Results above management expectations with an increase in both revenue and Adjusted net income over the first quarter 2012

•                  Generated £21.5 million in net cash from operating activities, £19.1 million in Management operating cash flow(2) and ended the quarter with a cash balance of £100.4 million

(1) Adjusted net income represents net income adjusted for restructuring and transaction costs, currency translation gain/(loss) on external and intra-group debt, accretion of the unsecured loan note (the “Vendor Loan Note”), purchase price accounting (“PPA”) amortization, tax shield on adjustments, and non-cash compensation expense.  The Vendor Loan Note was repaid on February 24, 2011.

(2) Management operating cash flow is defined as Adjusted EBITDA less change in trade working capital, net cash payments for capital expenditures and other cash movements and non-cash items.

Crawley, West Sussex, United Kingdom — August 8, 2012 — Edwards Group Limited (NASDAQ:EVAC) (“Edwards” or the “Company”) announced results of its operations for the second quarter ended June 30, 2012.

Matthew Taylor, Chief Executive Officer, said, “We are very pleased to report another strong quarter, which exceeded our expectations due to outperformance across most of our operating segments. General Vacuum achieved growth of 13.8% over the first quarter of 2012, Semiconductor sales held up more strongly than anticipated, and our Service business enjoyed record quarterly revenues. Overall we have delivered a very strong performance for the first half of 2012.

“Semiconductor revenues delivered another significant contribution as we continued to benefit from the acceleration of deliveries to some of our key customers.  A broad range of leading manufacturers have continued to invest primarily in capacity at new technology nodes and especially 28nm and lower processes, and in exploring EuV technology, where our unique integrated systems give us a material advantage. Emerging Technologies continued to be extremely subdued.”

Mr. Taylor continued “Recent launches of pumps targeting industrial and scientific applications helped underpin our technology leadership position and we continue to make notable headway in driving the transition from wet to dry pumps with related performance and efficiency benefits reducing lifetime cost of ownership. During the second quarter we expanded our US footprint and also completed the transfer and commissioning of machine tools at our state-of-the-art South Korean facility which is now fully operational.”

On a sequential quarterly basis, revenue rose 0.5% to £161.9 million (Q1 2012: £161.1 million).  Net income decreased 12.8% to £11.6 million, or 10.79 pence per share (Q1 2012: £13.3 million, or 13.25 pence per share) due to adverse exchange rate movements on the balance sheet value of our US dollar denominated long term loans.  Adjusted net income rose 17.7% to £17.3 million, or 16.09 pence per share (Q1 2012: £14.7 million or 14.65 pence per share), assisted by a lower effective tax rate and favorable operating exchange rate movements.  Adjusted EBITDA(3) rose 9.7% to £35.1 million or 21.7% of revenue (Q1 2012: £32.0 million or 19.9% of revenue) and gross margin rose 1.6 percentage points to 37.9%.

Key Data

	Three months ended June 30			Three months ended March 31
			%		%
	2012	2011	Change	2012	Change
	£m	£m		£m
Revenue	161.9	188.3	-14.0%	161.1	0.5%

Gross profit	61.4	70.5	-12.9%	58.4	5.1%
Gross margin	37.9%	37.4%	0.5pts	36.3%	1.6pts

Net income	11.6	23.3	-50.2%	13.3	-12.8%

Weighted average shares- basic and diluted(4)	107,491,190	100,348,333		100,348,333

	(pence )	(pence )		(pence )
Earnings per share- basic and diluted	10.79	23.22		13.25

Adjusted EBITDA(3)	35.1	47.0	-25.3%	32.0	9.7%
Adjusted EBITDA margin	21.7%	25.0%	-3.3pts	19.9%	1.8pts

Adjusted Net Income(1)	17.3	25.8	-32.9%	14.7	17.7%
Adjusted Net Income margin	10.7%	13.7%	-3.0pts	9.1%	1.6pts

	(pence)	(pence)		(pence)
Adjusted net income per share- basic and diluted	16.09	25.71	-37.4%	14.65	9.8%

Management operating cashflow(2)	19.1	13.1	45.8%	18.0	6.1%

Cash and cash equivalents	100.4	70.1		93.2
Net debt(5)	(294.6)	(375.2)		(349.8)
Net leverage(6)	2.4x	2.2x		2.6x

Exchange rates for US Dollar against Pounds Sterling are based on the closing mid-point spot rates at 4:00 PM (London time) derived from WM /Reuters and as published by the Financial Times, and comprise 1.6030 for March 31, 2011; 1.6055 for June 30, 2011; 1.5541 for December 31, 2011; 1.5978 for March 31, 2012 and 1.5685 for June 30, 2012.  Monthly average rates are calculated using the average of the daily rates during the month and comprise 1.5501 for January 2012; 1.5793 for February 2012; 1.5822 for March 2012; 1.5986 for April 2012; 1.5954 for May 2012; and 1.5542 for June 2012.

(1) Adjusted net income represents net income adjusted for restructuring and transaction costs, currency translation gain/(loss) on external and intra-group debt, accretion of the unsecured loan note (the “Vendor Loan Note”), purchase price accounting (“PPA”) amortization, tax shield on adjustments, and non-cash compensation expense.  The Vendor Loan Note was repaid on February 24, 2011.

(2) Management operating cash flow is defined as Adjusted EBITDA less change in trade working capital, net cash payments for capital expenditures and other cash movements and non-cash items.

(3) Adjusted EBITDA represents net income excluding finance income and costs, taxation, depreciation, amortization, restructuring and transaction costs, profit or loss on sale of property, plant and equipment (“PP&E”) and non-cash compensation expense.

(4) On May 16, 2012, upon consummation of the IPO, there were approximately 112.8 million shares issued and outstanding including the 12,500,000 shares sold in the IPO. 1,250,000 options were issued in conjunction with the IPO under the company’s equity plan.

(5) Net debt is defined as the sum of the principal of the First Lien Credit Agreement debt, the aggregate of other indebtedness including unamortized fees relating to bank term loans, capital lease obligations and Japanese factoring in excess of US$30 million, less cash and deposits.

(6) Net leverage is defined by the First Lien credit agreement and is calculated in US Dollars.  For the leverage calculation, net debt excludes unamortized fees relating to bank term loans.

When compared to the second quarter of the prior year, revenues declined 14.0% from the record level of £188.3 million and net income was down 50.2%.  Adjusted net income declined 32.9% from £25.8 million or 25.71 pence per fully diluted share. Gross margin increased by 0.5 percentage points from 37.4% but Adjusted EBITDA decreased 25.3% from £47.0 million or 25.0% of revenue.

David Smith, Chief Financial Officer, said “We are pleased with another very solid financial performance in the second quarter, which came in above our expectations.  Although the macroeconomic environment clearly weakened during the period, we continued to benefit from diversification across our business applications and our flexibility to respond to market changes.  We also saw sequential expansion of both gross and EBITDA margins coming from operating foreign exchange benefits, operating efficiencies, and cost reductions.  With the machine tool migration now complete we can place greater focus on achieving supply chain and inventory management improvements over the next few quarters.”

Application Sector Performance

	Three months ended June 30			Three months ended March 31
			%		%
	2012	2011	increase /decrease	2012	increase /decrease
	£m	£m		£m

Semiconductor	66.4	72.0	-7.8%	73.3	-9.4%
General Vacuum	44.6	44.7	-0.2%	39.2	13.8%
Emerging Technologies	10.0	31.8	-68.6%	10.2	-2.0%
Service	40.9	39.8	2.8%	38.4	6.5%
	161.9	188.3	-14.0%	161.1	0.5%

Semiconductor revenue declined from its record performance in the first quarter. Leading manufacturers continued to invest across logic, memory and foundry businesses, together with deliveries of additional EuV development systems.  Revenues included some pull-forwards, before a reduction in activity in the last few weeks of the quarter.

General Vacuum saw a particularly strong performance from the Industrial subsector and a return to higher sales levels in Process applications compared to the first quarter. This was complemented by continued strength across Scientific and R&D applications, and supported by growing sales momentum for products such as GXS, CXS and nXDS pumps targeted at specific applications.

Emerging Technologies revenue remained subdued principally due to continued industry-wide overcapacity. In Q2 this was most evident in Flat Panel Display applications, while Solar and LED saw modest growth in comparison to the first quarter of 2012.

Service revenue enjoyed a record quarter, helped by strength across Semiconductor customers on regular maintenance and one-off actions, and on a regional basis in the Americas and South Korea.

Additional Quarterly Financial Information

Cost of sales for the first quarter was £100.5 million, a decrease of £17.3 million compared to the prior year period, principally reflecting lower revenues.  Gross profit margin increased 0.5 percentage points to 37.9% of revenues (vs Q1 2012:  up 1.6 percentage points) as the impact of lower volume was more than offset by favorable business mix, together with efficiencies gained from the completion of the transfer of manufacturing activities from the UK to the Czech Republic and South Korea.

Sales, general and administrative expenses decreased by 6.8% to £24.5 million, primarily due to lower incentive compensation, but partially offset by ongoing investment in growth and operational efficiency programs. Total research and development spending before capitalization equaled £7.7 million, or 4.8% of revenue, and rose 18.5% compared to the prior year period reflecting increased investment in new product development.  Restructuring and transaction costs declined by £2.4 million to £2.0 million as the relocation program of the Company’s manufacturing plants drew to a close, partially offset by an increase in transaction costs of £0.7 million.

The Company’s ending cash balance at June 30, 2012 was £100.4 million (Q1 2012: £93.2 million).  During the second quarter, the Company generated cash of £21.5 million from operations. Management operating cash flow was £19.1 million in the second quarter of 2012, up £6.0 million from the prior year period (Q1 2012: £18.0 million).  Cash used in investing activities totaled £6.5 million, a decrease of £4.6 million due to the completion of new plants in the Czech Republic and South Korea as part of the restructuring program. Inventory fell by 2.2% to £109.5 million, equivalent to 109 days (Q1 2012: £112.0 million, 117 days).

The Company’s indebtedness at June 30, 2012 was £395.0 million, a reduction of £48 million from the prior quarter, as the company used net proceeds from its initial public offering (IPO) to repay a tranche of debt under the First Lien Credit Agreement.  The Company’s net debt declined by £55.2 million to £294.6 million for a net leverage ratio of 2.4x.

Business Developments in Q2 2012

In early May, Edwards officially opened its $3.5 million North American headquarters in Niagara County which houses 150 people across a broad range of engineering, production and customer-facing roles. The Company also opened a “Center for Excellence” support facility in Hillsboro, Oregon offering a wide selection of dedicated vacuum and abatement training to both in-house personnel and the local semiconductor manufacturing industry.

The second quarter also saw good progress in product development and customer validation on a broad range of pump and integrated systems where Edwards’ technology leadership delivers significant performance improvements and cost efficiencies.

The nXDS dry scroll pump range had an excellent reception at two trade shows, including ACHEMA in June 2012. Its best-in-class performance, including noise reduction, makes it very attractive to scientific laboratories, R&D and similar applications looking to switch from less efficient rotary vane wet pumps. Along with five year service intervals it also offers significant lifetime cost of ownership benefits.

A new generation EuV eZenith system was introduced, able to cope with significantly increased performance requirements but with a reduced power budget. Edwards’ CXS and GXS dry screw pumps are also gaining traction as next generation solutions for chemical and other process applications, along with the nEXT turbo pump for scientific applications.

Guidance

For the third quarter of 2012, Edwards anticipates revenue of £140 million to £150 million. The company expects to achieve Adjusted net income of £12.0 million to £13.5 million, or 10.6 pence to 12.0 pence per fully diluted share.  For the purpose of calculating net income and Adjusted net income per share in the third quarter, the Company assumes 112,848,333 shares outstanding.

Details of all line items to reconcile the non—GAAP measure, Adjusted net income, to the most comparable GAAP measure, net income, for the three months ended September 30, 2012 are not reasonably available at this time. The calculation of currency translation gain/(loss) on external and intra—group debt is calculated using the closing mid-point spot rate of £1.00 to US$1.5685 at 4:00 PM (London time) on June 30, 2012.

Company Earnings Conference Call

The Company will conduct a conference call today at 8:00 AM Eastern Time to discuss the financial results for its second quarter ended June 30, 2012.

The U.S. dial in number is 877-246-9875 and the non-U.S. dial in number is +1 707-287-9353.  The passcode is 12769972.  A live webcast of the conference call will also be available on the investor relations section of the Company’s website together with presentation materials referenced on the call at http://investors.edwardsvacuum.com/, under Financial Reports.

For those unable to participate in the conference call, a replay will be available for one week following the call.  To access the replay, the U.S. dial in number is 855- 859-2056 and the non-U.S. dial in number is +1 404-537-3406.  The replay passcode is 12769972.  A replay of the call will be available by webcast for an extended period of time at the Company’s website, at http://investors.edwardsvacuum.com/.

About Edwards

Edwards is a leading manufacturer of sophisticated vacuum products and abatement systems and a leading provider of related value-added services for the manufacture of semiconductors, flat panel displays, LEDs and solar cells and a leader in vacuum technology for industrial, pharmaceutical, chemical, scientific, process, glass coating and food packaging industries as well as a wide range of R&D applications.

Edwards has over 3,300 full-time employees and over 500 temporary workers operating in approximately 30 countries worldwide engaged in the design, manufacture and support of high technology vacuum and exhaust management equipment.

Edwards’ American Depositary Shares trade on The NASDAQ Global Select Market under the symbol EVAC. Further information about Edwards can be found at www.edwardsvacuum.com.

Contacts:

Investor Relations: Ross Hawley Head of Investor Relations Edwards +44 (0)1293 528844 investors@edwardsvacuum.com Monica Gould The Blueshirt Group +1 212 871-3927 monica@blueshirtgroup.com	Media Relations: Kim Hughes The Blueshirt Group +1 415 516-6187 kim@blueshirtgroup.com

Cautionary Statement Concerning Forward Looking Statements

This release includes forward-looking statements, beliefs or opinions, including statements with respect to our business, financial condition, results of operations and plans. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond the Company’s control and all of which are based on management’s current beliefs and expectations about future events. Forward-looking statements are sometimes identified by the use of forward-looking terminology such as “believe,” “expects,” “may,” “will,” “could,” “should,” “shall,” “risk,” “intends,” “estimates,” “aims,” “plans,” “predicts,” “continues,” “assumes,” “positioned” or “anticipates” or the negative thereof, other variations thereon or comparable terminology or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. Forward-looking statements may and often do differ materially from actual results. They appear in a number of places throughout this release and include statements regarding the intentions, beliefs or current expectations of management with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to the Company’s business concerning, among other things, the results of operations, financial condition, liquidity, prospects, growth, strategies, dividend policy and the industry in which the Company operates, most of which are difficult to predict and many of which are beyond the Company’s control. These risks, uncertainties and assumptions include, but are not limited to, the following: conditions in the global credit markets and the economy, including volatile conditions in Europe; capital expenditure cycles in the semiconductor and emerging technologies (FPD, Solar PV and LED) manufacturing industries; the Company’s ability to forecast demand for its products and services; growth in various end-markets; the Company’s ability to maintain existing customer relationships; the Company’s ability to timely and successfully develop and commercialize new products; the Company’s ability to meet customers’ quality standards, specifications, process-related performance requirements or delivery schedules; the Company’s ability to maintain the efficiency of its supply chain, the prices of its components and the capacity of its manufacturing operations; the Company’s ability to realize expected benefits from its restructuring program or future investments; the Company’s ability to retain key management and recruit and retain highly skilled and technical employees; reliance on proprietary and non-proprietary technology and processes;  competition in the Company’s markets; risks associated with doing business internationally;  fluctuations in foreign exchange rates; environmental and health and safety liabilities, regulatory compliance and expenditures; work stoppages or other labor disputes; and risks associated with the Company’s level of financial indebtedness and operating and financial restrictions in the First Lien Credit Agreement. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this release speak only as of the date of this release. The Company expressly disclaims any obligation or undertaking to update these forward-looking statements contained in this release to reflect any change in its expectations or any change in events, conditions or circumstances on which such statements are based unless required to do so by applicable law.

Edwards Group Limited

Consolidated Income Statement

(UNAUDITED)

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
	£m	£m	£m	£m
Revenue	161.9	188.3	323.0	367.8

Cost of sales	(100.5)	(117.8)	(203.2)	(224.2)

Gross profit	61.4	70.5	119.8	143.6

Sales, general & admin excluding amortization	(24.5)	(26.3)	(49.4)	(52.7)
R&D costs excluding amortization	(5.6)	(4.6)	(10.7)	(9.5)
Restructuring and transaction costs	(2.0)	(4.4)	(5.2)	(13.4)
Share based compensation expenses	(0.2)	—	(0.2)	—
Amortization	(4.5)	(4.4)	(9.0)	(8.8)
Total administrative expenses	(36.8)	(39.7)	(74.5)	(84.4)
Other (losses) /gains	(0.4)	2.9	(0.2)	4.9

Operating income	24.2	33.7	45.1	64.1

Finance income and costs	(11.0)	(3.4)	(16.2)	(5.8)

Income before income taxes	13.2	30.3	28.9	58.3

Provision for income taxes	(1.6)	(7.0)	(4.0)	(14.6)

Net Income	11.6	23.3	24.9	43.7

Weighted average number of shares - basic	107,491,190	100,348,333	103,919,762	100,348,333
Weighted average number of shares — fully diluted	107,491,190	100,348,333	103,919,762	100,348,333
Earnings per share attributable to the equity holders of the company
	(pence )	(pence )	(pence )	(pence )
Earnings per share — basic	10.79	23.22	23.96	43.55
Earnings per share - fully diluted	10.79	23.22	23.96	43.55

Edwards Group Limited

Consolidated Balance Sheets

(UNAUDITED)

	June 30, 2012	December 31, 2011
	£m	£m
Non-current assets
Goodwill	214.5	220.4
Intangible assets	200.0	206.4
Property, plant and equipment	127.8	130.0
Other receivables	6.5	7.0
Deferred tax assets	20.0	22.9
Derivative financial instruments	0.3	—
	569.1	586.7

Current assets
Inventories	109.5	105.8
Trade receivables	97.1	105.2
Other receivables	25.4	27.2
Derivative financial instruments	0.7	0.8
Current tax receivables	3.4	5.4
Cash and cash equivalents	100.4	91.8
	336.5	336.2
Total assets	905.6	922.9

Current liabilities
Borrowings and finance leases	(6.0)	(4.7)
Derivative financial instruments	(9.1)	(9.6)
Trade payables	(69.3)	(84.2)
Other payables	(56.4)	(59.6)
Provisions	(14.9)	(20.4)
Current tax liabilities	(2.5)	(2.3)
	(158.2)	(180.8)

Non-current liabilities
Borrowings and finance leases	(389.0)	(451.6)
Derivative financial instruments	(9.1)	(10.5)
Other payables	(0.3)	(0.2)
Provisions	(30.1)	(30.3)
Retirement benefit obligations	(13.5)	(13.1)
Deferred tax liabilities	(62.9)	(68.2)
	(504.9)	(573.9)
Share capital	(0.2)	(0.3)
Share premium	(53.8)	(5.9)
Reserves	(188.5)	(162.0)
Total equity attributable to shareholders of the company	(242.5)	(168.2)
Total equity and liabilities	(905.6)	(922.9)

Edwards Group Limited

Consolidated Statement of Cash Flows

(UNAUDITED)

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
	£m	£m	£m	£m

Net Income	11.6	23.3	24.9	43.7

Adjusted for:
-taxation	1.6	7.0	4.0	14.6
-net finance cost	8.7	7.3	16.6	14.4
-unrealized foreign exchange	0.9	(4.3)	(2.5)	(8.0)
-amortization	4.5	4.4	9.0	8.8
-depreciation	4.2	4.5	8.1	8.6
-(profit)/loss on sale of property, plant & equipment	—	—	(0.6)	(0.2)
-share based compensation expenses	0.2	—	0.2	—
-changes in working capital and other items
-changes in inventories	3.0	(11.4)	(5.5)	(21.7)
-changes in receivables	(2.7)	(9.4)	7.8	(23.9)
-changes in payables	(5.7)	(9.7)	(14.4)	(3.1)
-changes in provisions	(3.3)	(1.8)	(5.8)	(0.8)
Cash generated from operations	23.0	9.9	41.8	32.4
Income tax paid	(1.5)	(6.8)	(2.4)	(8.5)
Net cash generated from operating activities	21.5	3.1	39.4	23.9
Purchases of property, plant and equipment	(3.8)	(8.3)	(7.9)	(24.8)
Sales of property, plant and equipment	0.1	(0.1)	0.1	0.1
Purchases of intangible assets	(3.0)	(2.8)	(5.6)	(4.9)
Interest received	0.2	0.1	0.4	0.2
Total cash flows from investing activities	(6.5)	(11.1)	(13.0)	(29.4)
Interest paid	(7.5)	(6.4)	(14.6)	(11.4)
Proceeds from issue of shares	53.7	—	53.7	—
Drawdown of debt	—	8.6	—	187.8
Repayment of debt	(56.7)	(2.5)	(58.3)	(172.0)
Payment of transaction fees	—	—	—	(7.3)
Payment of preference dividend	—	—	—	(81.1)
Total cash flows from financing activities	(10.5)	(0.3)	(19.2)	(84.0)

Net increase/(decrease) in cash and cash equivalents	4.5	(8.3)	7.2	(89.5)
Cash and cash equivalents at the beginning of the period	93.2	78.1	91.8	161.0
Effects of foreign exchange rate changes	2.7	0.3	1.4	(1.4)
Cash and cash equivalents at the end of the period	100.4	70.1	100.4	70.1
Cash and cash equivalents comprise:
Cash at bank and in hand	100.4	70.1	100.4	70.1

Reconciliation of Non-GAAP Measures

Adjusted EBITDA, Adjusted net income and Management operating cash flow are not measures of financial performance under IFRS and should not be considered as an alternative to operating income or net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS. Further, because Adjusted EBITDA, Adjusted net income/(loss) and Management operating cash flow (or similar measures) may vary among companies and industries, they may not be comparable to other similarly titled measures.

Management uses Adjusted EBITDA as a performance measure. In addition, management believes it is useful for investors because it is used in the calculation of applicable interest rates, mandatory prepayments and certain covenant baskets under the First Lien Credit Agreement.

The Company believes Adjusted net income provides investors with helpful information with respect to the performance of the Company’s operations and management uses Adjusted net income to evaluate its ongoing operations and for internal planning and forecasting purposes. Adjusted net income is not a measure of liquidity.

Management uses Management operating cash flow, which is derived from Adjusted EBITDA, to understand the factors that impact cash flow generated by operations, absent various exceptional items that effect cash generation, for purposes of determining management bonuses, as well as a measure to help allocate resources. In addition, management believes Management operating cash flow is useful to investors as it provides them with additional information about the Company’s performance. Management operating cash flow is not a measure of liquidity.

	Three months ended June 30		Three months ended March 31
Unaudited	2012	2011	2012
	£m	£m	£m
Net income	11.6	23.3	13.3
Interest	8.7	6.2	7.9
Taxation	1.6	7.0	2.4
Depreciation	4.2	4.5	3.9
Amortization	4.5	4.4	4.5
EBITDA	30.6	45.4	32.0
Finance income and costs excluding interest	2.3	(2.8)	(2.6)
Restructuring and transaction costs	2.0	4.4	3.2
(Profit) /loss on sales of PP&E	—	—	(0.6)
Share based compensation expenses	0.2	—	—
Adjusted EBITDA	35.1	47.0	32.0

Changes in trade working capital	(6.0)	(30.5)	(7.4)
Net cash payments for capital expenditures	(6.0)	(7.1)	(6.1)
Other cash movements and non-cash items	(4.0)	3.7	(0.5)
Management operating cash flow	19.1	13.1	18.0

Net income	11.6	23.3	13.3
Restructuring and transaction costs	2.0	4.4	3.2
Currency translation (gain) /loss	2.3	(3.9)	(2.6)
PPA amortization	2.5	2.4	2.6
Share based compensation expenses	0.2	—	—
Tax shield on adjustments	(1.3)	(0.4)	(1.8)
Adjusted net income	17.3	25.8	14.7

Additional Information and Notes to the Financial Statements

1.             Basis of Presentation

To facilitate the issuing of ADSs on NASDAQ, on April 5, 2012, the entire issued share capital of Edwards Holdco Limited was acquired by Edwards Group Limited and implemented by way of a Scheme of Arrangement.  As a result, Edwards Group Limited owns all of the outstanding ordinary shares of Edwards Holdco Limited. Prior to the share offering we conducted our business solely through Edwards Group plc (now known as Edwards Holdco Limited) and its subsidiaries.

Subsequent to the restructuring, Edwards Group Limited has become the parent of Edwards Holdco Limited and its subsidiaries. Edwards Group Limited is a Cayman Islands exempt company incorporated with limited liability. As was the case prior to the restructuring, Edwards Group Limited will be resident for tax purposes in the United Kingdom.

The Quarterly Financial Report for the three months ended June 30, 2012 has been prepared on the same basis as the audited consolidated financial statements of Edwards Group plc for the year ended December 31, 2011 and includes all adjustments necessary for the fair presentation of the information for the quarters presented. The Financial Statements are stated in pounds sterling (GBP). The Quarterly Financial Report is unaudited.

2.                                      Revenue by Geography

				Three months
	Three months			ended March 31,
	ended June 30,		% increase		% increase
	2012	2011	/decrease	2012	/decrease
	£m	£m		£m
Europe	26.8	30.3	-11.6%	28.0	-4.3%
Americas	49.6	51.6	-3.9%	45.9	8.1%
South Korea	31.3	30.9	1.3%	41.0	-23.7%
Japan	18.2	27.8	-34.5%	19.2	-5.2%
Taiwan	17.4	16.7	4.2%	14.0	24.3%
China	10.9	23.1	-52.8%	8.6	26.7%
Other Asia	7.7	7.9	-2.5%	4.4	75.0%
Total sales	161.9	188.3	-14.0%	161.1	0.5%

3.             Administrative Expenses

	Three months
	ended June 30,
	2012	2011
	£m	£m
Sales and marketing	11.2	13.3
General and administrative (excluding amortization)	9.5	8.1
Bonus	3.8	4.9
Sales, general and administrative expenses (excluding amortization)	24.5	26.3
R&D excluding amortization	5.6	4.6
Restructuring and transaction costs	2.0	4.4
Amortization (excluding PPA amortization)	2.0	2.0
PPA amortization	2.5	2.4
Share based compensation expenses	0.2	—
Total administrative expenses	36.8	39.7

4.             Research and Development Costs (excluding amortization)

	Three months ended June 30,
	2012	2011
	£m	£m
Research and development expensed in the income statement excluding amortization	5.6	4.6
Capitalization of development expenditure	2.1	1.9
Total research and development spending	7.7	6.5
Research and development spending as a percentage of revenue	4.8%	3.5%

5.             Finance Income and Costs

	Three months ended June 30,
	2012	2011
	£m	£m
Interest (paid) and received	(6.6)	(6.6)
Foreign exchange (losses)/gains on bank and intra-group loans	(2.3)	3.9
Fees and amortization of fees	(2.1)	(0.7)
Finance income and costs	(11.0)	(3.4)

6.             Capital Expenditures

	Three months
	ended June 30,
	2012	2011
	£m	£m
Research and development capitalized	2.1	1.9
Property plant & equipment (PP&E) and other intangibles	4.0	5.1
Restructuring PP&E	0.7	4.1
Total capital expenditure	6.8	11.1

7.             Reconciliation of Net Debt

	As of				As of
	January 1,	Cash	Other non-cash	Exchange	June 30,
	2012	flow	movements	movements	2012
	£m	£m	£m	£m	£m

Cash and cash equivalents	91.8	7.2	—	1.4	100.4

Bank term loans	(442.7)	57.2	—	4.5	(381.0)
Unamortized fees relating to the bank term loans	7.6	—	(1.8)	—	5.8
Other loans	(15.2)	0.3	—	0.2	(14.7)
Finance leases	(6.0)	0.8	—	0.1	(5.1)
Total borrowings and finance leases	(456.3)	58.3	(1.8)	4.8	(395.0)

Total net debt	(364.5)	65.5	(1.8)	6.2	(294.6)

8              Shares Outstanding

	Shares Outstanding end of month	Weighted average number of shares in quarter	Weighted average number of shares year to date
January 2012	100,348,333
February 2012	100,348,333
March 2012	100,348,333	100,348,333	100,348,333
April 2012	100,348,333
May 2012	112,848,333
June 2012	112,848,333	107,491,190	103,919,762

9.             Additional Balance Sheet Analysis

We have included the table below primarily to provide additional analysis of the March 2012 Balance Sheet in a similar format to the June 2012 Balance Sheet included above.

	June 30, 2012	December 31, 2011	March 31, 2012
	£m	£m	£m
Trade receivables	97.1	105.2	96.0
Other receivables	25.4	27.2	22.9
Trade & other receivables	122.5	132.4	118.9
Trade payables	(69.3)	(84.2)	(77.1)
Other payables	(56.4)	(59.6)	(54.6)
Trade & other payables	(125.7)	(143.8)	(131.7)

Appendix:              Supplemental Information for Lenders Under the First Lien Credit Agreement

	Three months ended
	September 30,	December 31,	March 31,	June 30,
	2011	2011	2012	2012	LTM
	$m	$m	$m	$m	$m
Adjusted EBITDA	61.8	43.6	50.3	55.6	211.3
less capitalization of development expenditure	(3.2)	(4.9)	(3.5)	(3.3)	(14.9)
Pro-forma EBITDA	58.6	38.7	46.8	52.3	196.4

Secured facilities
First lien					597.6
Total senior debt					597.6

Other borrowings					31.1
Total senior debt and other					628.7

less Cash and cash equivalents					157.5

Consolidated net debt					471.2

Net leverage					2.4x

Exchange rates for US Dollar against Pounds Sterling for the four periods are based on the closing mid-point spot rates at 4:00 pm (London time) derived from WM /Reuters and as published by the Financial Times. Quarterly average rates are calculated using the average of the daily rates during the relevant period.  Rates for the three months ended, September 30, 2011, December 31, 2011, March 31, 2012 and June 30, 2012 were: 1.6099, 1.5719, 1.5704 and 1.5831 respectively.

EVAC-F